Filed by American Campus Communities, Inc. Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: GMH Communities Trust
Commission File No.: 001-32290
This filing relates to a proposed acquisition (the “Acquisition”) by American Campus Communities, Inc. (“ACC”) of GMH Communities Trust (“GMH”) pursuant to the terms of an Agreement and Plan of Merger, dated as of February 11, 2008 (the “Merger Agreement”), among GMH GMH Communities, Inc., GMH Communities, LP, ACC, American Campus Communities Operating Partnership LP, a Maryland limited partnership, American Campus Communities Acquisition LLC and American Campus Communities Acquisition Limited Partnership LP.
The following is a transcript of a webcast and conference call with analysts held on February 12, 2008 regarding the Acquisition and related matters.
CORPORATE PARTICIPANTS
     Gina Cowart
     American Campus Communities, Inc. — Director — IR
     Bill Bayless
     American Campus Communities, Inc. — President, CEO
     Brian Nickel
     American Campus Communities, Inc. — EVP, Chief Investment Officer
CONFERENCE CALL PARTICIPANTS
     Craig Melcher
     Citigroup — Analyst
     Karin Ford
     KeyBanc Capital Markets — Analyst
     Jordan Sadler
     KeyBanc Capital Markets — Analyst
     Anthony Paolone
     JPMorgan — Analyst
     Alex Goldfarb
     UBS — Analyst
     Matt Demchyk
     Urdang Securities Management — Analyst
     Christeen Kim
     Deutsche Bank — Analyst
     William Acheson
     Merrill Lynch — Analyst
     Richard Paoli
     ABP Investments — Analyst
     Bill Hutcheson
     Citigroup — Analyst

     PRESENTATION
Operator
     Good day, ladies and gentlemen, and welcome to the American Campus Communities to Acquire GMH Communities Trust Conference Call. My name is Sereta and I’ll be your coordinator for today. At this time, all participants are in listen only mode. We will be facilitating a question and answer session towards the end of this conference.
(OPERATOR INSTRUCTIONS)
As a reminder, this conference is being recorded for replay purposes. I would now like to turn the presentation over to your host for today’s call, Ms. Gina Cowart, Vice President of Investor Relations. You may proceed.
     Gina Cowart - American Campus Communities, Inc. — Director — IR
     Thank you, Sereta. Good afternoon and thanks to all of you for joining American Campus Communities GCT Student Housing Acquisition Investor Conference Call. The press release and investor presentation are being furnished on Form 8-K. We are hosting a live webcast with slides for today’s call which you can access on the American Campus website in the investor relations section. Webcast slides may be advanced by you to facilitate following along.
Management will be making forward-looking statements today and would like to inform you that certain statements made during this conference call, which are not historical fact may be deemed forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934 as amended by the Private Securities Litigation Reform Act of 1995.
Although the Company believes the expectations reflected in any forward-looking statement are based on reasonable assumptions they are subject to economic risks and uncertainties. The Company can provide no assurance that its expectations will be achieved and actual results may vary.
Factors and risks that could cause actual results to differ materially from expectations are detailed in the press release and from time to time the Company’s periodic filings with the SEC. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.
Having said all that, I would now like to introduce the members of management with us today, Mr. Bill Bayless, Chief Executive Officer and Mr. Brian Nickel, Chief Investment Officer and now I’ll turn the call over to Mr. Bayless for his opening remarks. Please go ahead.
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     Good morning, and thank you all for joining us as we discuss our recently announced merger agreement with GMH Communities Trust pursuant to which we’ll be purchasing GCT’s student housing platform. This is an exciting day for all of us here at American Campus as we believe this transaction will serve as a catalyst for growth in all areas of our business and should enable us to create maximum value for our shareholders.
With regard to the format of the presentation today, Brian Nickel will begin with an overview of the transaction, discuss the financial consideration, transaction steps, transaction financing and our post-transaction debt maturities. I’ll then discuss the strategic benefits of the merger, our track record over the last three years as compared to the student housing sector in general, review our investment criteria and discuss how this transaction is consistent. I’ll then discuss the value creation opportunities inherent in this acquisition and our approach to unlocking that value. With that, I’ll turn it over to Brian to begin.
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     Thanks, Bill. We’re going to be going from the webcast slides starting on Page Three. Transaction Overview. Summary of the transaction.
This is a complicated transaction. There’s a lot of parts to it. The slides are an attempt to break that down. We’re going to be acquiring all of the assets of GCT currently comprised of the military housing business, 72 student housing assets which are broken up into the wholly-owned assets and the joint venture assets as well as 19 management contracts. The plan is to first spinoff the military housing business which will be sold to Balfour Beatty. Next step in the transaction is to dispose of the 10 disposition assets that were discussed in the press release.
Just prior to the close of the acquisition we will be forming a joint venture with Fidelity for 15 assets and once that’s complete that will leave us with 39 wholly-owned assets that we will continue to own. If you go to Page 4 — Summary of the Terms.
ACC is going to acquire 100% of the outstanding common shares of the operating partnership of GCT; $5.53 is the total consideration made up of $3.36 in cash and then we’re going to have a fixed exchange ratio of 0.07642 ACC common shares for GCT common shares. The military housing business is going to be sold to Balfour Beatty and then the proceeds are going to be distributed by a special dividend at the closing of the merger.
ACC’s cash consideration is going to be financed by a $200 million committed term loan coming from our partners at KeyBanc. Holders of GCT operating partnership units are going to receive the $3.36 in cash and then the remainder of their consideration they’re going to have the option to elect to receive 0.07642 common shares or operating partnership units.
We’re going to enter into a joint venture with Fidelity with respect to the 15 assets and then GCT is going to use their commercially reasonable efforts to dispose of the 10 assets that are currently being marketed prior to the closing of the acquisition. GMH’s dividend will stop accruing after the quarter-end, March 31, and then we’re very pleased that Joe Macchione, GCT’s Executive Vice President and General Counsel is going to be joining ACC’s Board.
The transaction is subject to the sale of the military housing business and then shareholder approval by GMH and that closing is anticipated to occur during the second quarter. If you’ll turn to Page 6 we’ve got the financial consideration.
As I said, the price per share is $5.53 which is $3.36 from cash and then if you use yesterday’s stock price of $28.43 at the closing that leaves you with $2.17. If you take the 71,314,000 shares, that has an implied equity value of $395 million.
Current mortgage debt, $963 million, which includes the existing joint ventures, pro rata share of the debt $960 million, and then transaction costs of $57 million, gives a total transaction value including all of the assets of $1.415 billion. Estimated 2009 per share FFOM, which is our measure for value is $0.10 to $0.20 and then we’re estimating annual G&A synergies of $6 million to $8 million.
Steps in the transaction. First of all, we’re going to purchase the student housing business which is comprised of the 72 assets and the 19 management contracts as we discussed a total value of $1.42 billion and the next step in the transaction which is the spinoff into the joint venture and then the sale of the disposition assets reduces the transaction value by $420 million, which pro forma leaves 39 wholly-owned assets; 15 assets that will be owned in our joint venture of which we’ll have a 10% stake and the Fidelity joint venture will own the eight existing joint ventures with Fidelity and AEW and of course the 19 management contracts for a total value of approximately $1 billion. Implied cap rate — nominal cap rate for 2008 is estimated to be approximately 7% and then full economic cap rate 6.2% with a value per bed of $36,803.

Turn to Page 8 of the presentation. We’ll talk a little bit about what consideration and where it’s going to come from. As we said, we’ve got a transaction value of $1.4 billion. This is going to be comprised of ACC common shares issued at the exchange ratio to GCT shareholders of $155 million. We’re going to use corporate debt comprised of the term loan and a revolver of $192 million and then the joint venture — this is the total joint venture is going to fund $105 million of the consideration and then we have the $963 million from the assumed debt.
As of 9/30 if you look at the bottom of the page on page 8, our stand alone pro forma 9/30 enterprise value is $1.2 billion and that’s going to increase pro forma for the acquisition to $2.2 billion with a net debt total enterprise value of 55.6%.
Turn to page 9 of the presentation. We think it’s important to point out our debt maturity schedule post-transaction. GCT has done a very good job of putting very attractive debt on their portfolio and we’re going to benefit from that debt. Post-transaction were left with a weighted average fixed interest costs of 5.8% and a term to maturity of 6.2 years and then as you can see, if you take that debt and put it on top of ours and layer in the maturity schedule we’re left with staggered maturity that we believe looks very attractive. With that, I’ll turn it back to Bill.
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     Thank you, Brian. If you now go ahead and turn to page 10 of the webcast, we believe this merger will create the largest student housing platform in the U.S. You can see that our wholly-owned beds will increase from 28,700 to over 51,000. Our joint venture beds from zero to over 13,000. Our third-party management beds from 15,100 to 26,600. With our total owned joint venture and managed portfolio increasing from 43,800 to 91,400 and as Brian said, our total enterprise value from $1.2 billion to $2.2 billion.
If you turn to page 11, I want to review the strategic benefits of this transaction. First of all, this provides a significant opportunity for NAV appreciation with the improved operational performance of the GCT assets. Also, we’ll be gaining a presence in 41 new university markets which will provide growth opportunities in all areas of our business. Brian mentioned the combined G&A savings. In addition, we now have the ability for the first time to sell assets enabling self-funding of a portion of our own development pipeline at attractive spreads for both ACE transactions and off-campus development.
The other thing we’re going to review in the presentation is that the 39 wholly-owned assets that we’re bringing into the Company are consistent with our investment criteria and also the transaction provides the Company with scale.
If you’d turn to page 13. I’d like to very briefly talk about our business approach in the last three years and how it compares to the student housing market in general.
At the time of our IPO, we developed and communicated a well thought out strategic business plan and we feel that we’ve implemented on that. With regard to development, acquisition, and ownership of off-campus housing, we’ve built our enterprise value from $350 million to $1.2 billion over the last three years.
In our third-party services business both development and management we’ve returned that business to its historical levels and have now expanded it with eight awards in 2007 to take to new levels in future years that we’ve never before seen. And perhaps most excitingly has been the launch and the successful completion of our first ACE transaction.
The equity investment and ownership of on-campus student housing which we’ve done at Arizona State where we’re building 5,000 beds, a $350 million investment and ACE continues to be moving forward after this transaction the most exciting opportunity in our industry and one that we are focused on and we’ll talk about how we believe this transaction enhances those opportunities.

If you’ll turn to page 14 that’s the business plan that we followed has provided upward trends in revenues, beds owned, more importantly in FFOM and our stock performance.
If you look at page 15, you’ll see that we have led the public student housing sector in occupancy, average rent per bed, same store NOI growth. In the 12 quarters since our IPO, we have averaged 8.1% same store NOI growth when compared to the same quarter prior year. A very important measurement because you’re comparing the growth from one academic year to the next. And I’d also like to remind everybody that we have produced these same store NOI numbers largely integrating fully stabilized assets into our portfolio which have been 95% to 98% occupied in achieving this growth.
When you look on page 16 you can see that from a total return perspective we have not only outperformed our student housing peers, but also the public real estate market in general as represented by the RMS and also the multi-family peer group which we’re most commonly linked to and we think that the market has recognized and rewarded that a well thought out disciplined student housing business plan coupled with a scalable operating platform offers a defensive play in the real estate sector.
If you go to page 17 you’ll see that the success that we have had has not been the norm in the industry. Over the last three years since our IPO, low-cost debt and equity have been available to the sector. Institutional capital has come in and continues to flow in. Until recently, the past competitive debt environment also enabled highly levered acquisitions and development transactions in many cases with inexperienced operators investing minimal cash equity in the transaction and the industry as a whole saw a maturation where we saw a significant decrease in the cost of capital available to it and also a compression in cap rates into the high 5’s and low 6’s.
If you turn to page 18 you’ll see that while capital has been plentiful, operational success has been illusive for many over the last three years. We’ve seen operators entering from other sectors that have struggled with the specialized aspects and the operational intensity of our business. Further exacerbating this issue is the fact that there is a lack of specialized fully integrated off-the-shelf accounting, leasing and operational software fully integrated and available for use and what we’ve seen over the last three years is that even qualified, specialized student housing operators some who’ve been in business for decades have had difficulty with scalability. They have not been able to maintain core performance in NAV accretion during high growth and because of this limited operational success there is now the opportunity for opportunistic acquisitions with value creation upside.
If you turn to page 19 we think in looking at the public student housing sector it demonstrates what we’ve just discussed has taken place we believe in the sector as a whole and while you see we have performed very well that our peers have struggled and we believe that GCT represents a strategic opportunity for us to apply our operating platform to what we believe is an underperforming asset group.
Now if you turn to page 20 and for those of you that have been investors in American Campus and met with us in conferences, you know this page well and that we’ve continually talked to the market about the importance of asset characteristics and driving NOI growth. Close proximity to campus being the most important one that we frequently talk about in terms of driving occupancy and rent.
When you turn to page 20 you can see that in this transaction we are consistent with our investment strategy and that the 39 wholly-owned assets that are being brought into our Company are consistent with that investment criteria. When you look at the graphic and see the half mile increments, you’ll see that the percentages of our portfolio are located within a half mile, one mile and over a mile are relatively the same with just a marginal diminution.
When you go to page 22 while we have good asset characteristics, we are also afforded with the opportunity based on real value-added investment characteristics which we believe one of the most compelling aspects of this transaction is the parallels in the asset characteristics of the 39 wholly-owned assets with our own portfolio and the divergence of the operational performance in the two. We believe there’s upside in occupancy and reducing operating expense ratios and in many cases in repositioning the product.
If you’ll go to page 24 we’ll talk about the specific value creation opportunities in this portfolio. The combined owned portfolio will now consist of 83 communities, 44 of our own existing and 39 new. You can see that our same store properties are currently in 98.5%. When including our own most recent growth properties you can see we’re at 95.5% and you can see GCT acquisition assets in this category are at 90.5%, a significant opportunity of 500 to 800 basis points in occupancy on assets that again when looking at that previous graphic have similar asset characteristics to our own.
You also see that as it relates to rental rate, our current average rent per bed of $516 versus this category of $437 and with the opportunity in rental rate appreciation and/or a combination of occupancy to grow revenue there will be an inherent benefit in the reduction of operating expense ratios and improving NOI margins significantly and thus the opportunity for NAV value accretion.
If you look at page 25 you’ll see that the joint venture portfolio has similar characteristics as it relates to occupancy and average rental rate per bed with the addition of fee income from the transaction. But one thing we’d like to point out. This also represents a strategic opportunity and accomplishment for American Campus and that this is our first joint venture with an institutional partner and so from a future funding perspective we have now added two more components. Having scale and the ability to strategically dispose of assets to generate capital and relationships with joint venture partners to also be able to create liquidity.
If you go to page 26 we’re very excited about the opportunity of entering into 41 new university markets which we believe will provide growth beyond net asset value and into the other segments of our business. From an owned development perspective, we’ve talked about now the ability to self fund the portion of our pipeline, but also to expound upon ACE opportunities.
We’d like to remind everybody that we entered the Arizona State market through two acquisitions. One was an underperforming property in the late 1990s and it was after seeing our commitment to our student residents, our approach to residents life and student development and building a bridge to that university and gaining their respect that three years later they master leased one of our communities and then ultimately we’re developing $350 million worth of housing in that marketplace and so the entry into these markets creates a significant opportunity in demonstrating to the respective universities what we can accomplish. We also would expect there will be synergistic opportunities and acquisitions in off-campus development.
From a third-party management perspective, we’ll be picking up additional contracts there in 10 new clients and more than doubling that revenue stream currently.
When you look at page 27 which is the U.S. map which shows our portfolio and also the GCT portfolio, one thing I’d like to point out is that while we are entering 41 new university markets, we currently co-exist in 14 states with GCT and so we are already geographically dispersed in our operations reducing our integration risk and that we do operate currently from coast-to-coast and in many common geographic areas in neighboring university institutional markets within a state.
Let’s go ahead and turn to page 29. I want to talk about our approach to unlocking the untapped value in this portfolio. First and foremost is applying the operating platform that we have here at American Campus which from the numbers we’ve looked at at what we’ve accomplished over the last three years we believe that we have demonstrated to the market can create value even in assets where there is little upside as it relates to occupancy and also in scalability and integration of assets to create a value.
Of course, everyone who’s been with us for a while knows about our LAMS system which is our proprietary marketing and leasing system. The other thing we think we can bring to this when you look at our Premier Residence Life Program and that’s creating communities that are academically or conducive to academic achievement which mom and dad put a perceived value on and you take our university relations. We are a franchise name to colleges and universities nationally through our third-party business. Part of the spread in that rental rate we believe can be closed with the American Campus brand coming into these market and leveraging off of those relationships with those universities.
If you go ahead and turn to page 30 we think another attribute that will bring to this value creation opportunity is our functional corporate support. We could not be more pleased with the caliber of human resources that we have seen in GCT. As part of this transaction, we will be taking their employees from the regional vice president, regional management and field employees down. And — where currently their functional aspects of their business marketing, leasing, maintenance is segmented regionally we’re going to apply our corporate functional support over that existing structure and bring a strategic planning, monitoring and corporate support program to those employees.
If you turn to page 31 another thing that we believe we’ll bring to this portfolio is a very sophisticated approach to products positioning and pricing and marketing strategies. We’ll be analyzing and fully understanding each of the new markets we’re entering. Conducting full university analysis. Completing comprehensive competitive housing analysis and determining the appropriate product position and pricing strategy for each asset. We are also evaluating physical offering and capital improvement programs that will enhance the product offering.
Now given the timing of this transaction, there is little that we can do to really impact the value in the 2008-2009 academic year, but it is in implementing this program that we intend to position ourselves to fully begin to realize value in the 2009 or 2010 academic year, which leasing starts later this year.
If you turn to page 32 we have a case study representing this approach. Again, those of you that were with us know the Royal transaction and the Royal property portfolio that we bought several years ago which was a fine acquisition that has exceeded our pro forma investment there. Royal had one underperforming property, Raider’s Pass in Lubbock, Texas.
At the time we closed on the property in March, again unable to impact that upcoming academic year the property had a published rate of $461. There had been new development in the market. New product offering and the product was not able to lease up at that price point and historically have not been able to. The average in place rental rate was only $430 based on concessions and cash back alternatives that had to be given. In year one, occupancy was only 69%; rental revenue $3.2 million.
In going through the process we discussed on the previous page, we determined that the appropriate product positioning after upgrading some amenities and atheistic — curb appeal items related to marketing we reduced the published rate by 9% but was only a 1.8% reduction in the average in place rent and you can see in year two we took that property from 69% to 98% and increased rental revenue from 3.2% to 4.2% and we’re pleased to say that in the current lease up we had a 3.8% rental rate increase over the prior year and are currently pre-leasing 20% ahead of last year. We believe numerous opportunities of this type exist in this portfolio. We’d like to close by going back to the strategic benefits of this transaction.
Significant opportunity for NAV appreciation. With the approval operational performance of these assets we gain a presence in 41 new markets providing growth opportunities for all areas of our business, especially ACE and new funding opportunities for our own development pipeline. We expect significant savings of combined G&A and also as we’ve demonstrated the 39 wholly-owned assets are consistent with our investment criteria. We’ll be providing the Company with scale and if you look at the last page which is our Mission Statement the one thing I’d like to say is this has never been about being the biggest.
This has always been about being the premiere student housing company in the nation and serving our students, their parents and our university clients and maximizing value for our shareholder and our people have been and will continue to be our strength as will the 1,000 plus new GCT employees who will be joining us. With that, we’d like to open it up for Q&A.
     QUESTION AND ANSWER
Operator
     (OPERATOR INSTRUCTIONS). And your first question comes from the line of Craig Melcher of Citigroup. You may proceed.

     Craig Melcher - Citigroup — Analyst
     How you doing?
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     Hey, Craig. How are you?
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     How you doing Melch?
     Craig Melcher - Citigroup — Analyst
     Good. What’s your plan in terms of de-leveraging after this deal happens just to get back to what you typically run on in terms of the leverage ratios?
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     If you turn to I guess it’s page four you can see — I guess it’s eight, you can see post-transaction where we’re at an estimated 55% leverage. One of the things in looking at this transaction that we think is a strategic benefit is that we have a tremendous opportunity to de-lever by disposing of assets. The way that the transactions are being accomplished we get two benefits. 1) We get a step up in basis and the second piece is because it’s being done as a reversed merger.
We pick up the timeframe for retesting purposes from when GCT bought the assets, so we’re not restricted from selling any assets from a gain perspective so we have the ability to evaluate the portfolio moving forward and then make strategic dispositions. One of the things that we’re planning on doing between now and the closing of the merger is getting much more specific internally about which assets we think are the best to dispose of but that’s the significant piece of our plan.
The second part of this in terms of de-levering is we now having entered into our first joint venture with Fidelity, we believe we’ve got more access to capital than we’ve had in the past so that’s a second opportunity as well and so we’ll evaluate that going forward and then post-transaction begin to implement a disposition plan to de-lever. As far as the target, we’ve always stated a target of approximately 50%. That’s going to continue to be the target and we’ll evaluate that as it relates to our development pipeline.
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     Craig, if I can add more comment there. One of the most exciting things of this transaction since at this point in time being more of a small cap company we have not had the critical mass to be able to do the things that Brian just talked about in terms of strategic dispositions and joint ventures and so the scale that comes with this — for us one of the most exciting opportunities in this Company continues to be development in ACE and now we have a multitude of alternatives available to us to fund that pipeline whether it be de-levering or raising capital in the future.

     Craig Melcher - Citigroup — Analyst
     And just in terms of the multi — the military housing segment deal that being contingent on that. What’s the timing on that sale? Would it be at a similar time and what’s the potential risks in that transaction or how long that transaction deal is?
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     GCT did a very good job in terms of the execution — this is a complicated transaction and they’ve been very actively pursuing both transactions at the same time. Balfour is as committed from a financial perspective. They are wrapped up just like we are in terms of having to close and so given their announcement on the public markets in London, they’re committed just like we are. As far as timing. We expect the military housing transaction as we’re being told to close prior to our merger closing. As far as exactly when, I don’t want to speak to that specifically but we don’t think it will be too far in advance of our closing.
     Craig Melcher - Citigroup — Analyst
     Thank you.
Operator
     And your next question comes from the line of Karin Ford of KeyBanc. You may proceed.
     Karin Ford - KeyBanc Capital Markets — Analyst
     Good afternoon, guys.
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     How you doing, Karin?
     Karin Ford - KeyBanc Capital Markets — Analyst
     I’m doing well, thanks. Following up on Craig’s question. Can we expect given your comments about dispositions in JV’s as well as your comments about planning to sell fund future development that you guys have no plans to issue equity this year to fund the capital plan?
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     Karin, we look at all options available to us, analyze them on a strategic basis and don’t rule out anything.
     Karin Ford - KeyBanc Capital Markets — Analyst
     Okay. Second question is in your underwriting what percentage of the assets that you’re going to retain from GMH do you thing you’re going to be able to bring up to American Campus’s occupancy rent levels?

     Bill Bayless - American Campus Communities, Inc. — President, CEO
     Karin, from an asset by asset basis and when you look at the characteristics of occupancy there’s really a mix. One of the most surprising things to us is we did not see the direct correlation in asset characteristics to performance which we think spoke to the underperforming aspect of the management implementation and so in some cases we think there’s going to be significant occupancy growths and other cases we think it’s going to be rental rate growth or a combination thereof. But across the board, we think there is opportunity virtually everywhere.
     Karin Ford - KeyBanc Capital Markets — Analyst
     Okay.
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     How much of the gap we can close and have 500 to 800 basis point in occupancy and how much of that rent growth that’s going to be determined by our execution and implementation on this client.
     Karin Ford - KeyBanc Capital Markets — Analyst
     Okay. What do you think the cap rate would be on the acquisition after you’ve gotten the assets stabilized?
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     You know we’re not — how we’ve quoted this because of the way it was priced is that we are buying the portfolio based on a historical cap rate. Now we’ve quoted in the book a 2008 cap rate and it’s because we haven’t assumed any growth moving forward because of the lack of ability to implement anything moving into the 2008-2009 academic year. Moving from there, the way that we look at this is that we’ve talked about this in the past. We’re looking to add it on a total return basis.
We think that — we’ve been talking about value add opportunities. We believe we’re buying at a market cap rate based on historical which with our platform we think we have the opportunity for significant upside. As to the magnitude of that, I don’t think we’re speaking to it at this time.
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     Now from a mathematical perspective, Karin again, I’d like to point back if you go and look at our same store operating numbers that we’ve historically produced for you over the last three years, remember that that was done in the absence of the opportunity of those 500 to 800 basis point gains in occupancy and rental rate appreciation and so we think we’ve set a low bar of expectation at a minimum with how we’ve performed on assets where you did not have that opportunity.
     Karin Ford - KeyBanc Capital Markets — Analyst
     Okay. Is there a break-up fee in the transaction?
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     Yes, but those documents haven’t been filed yet, so we can’t speak to it.

     Karin Ford - KeyBanc Capital Markets — Analyst
     Okay. I think Jordan has a question as well.
     Jordan Sadler - KeyBanc Capital Markets — Analyst
     Hey, guys. Who’s the competition out there for student housing today?
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     Jordan, it continues to be the same cast of characters. When you look at the various business segments in the on-campus world it’s still your smaller developers Capstone Development is still in that arena operating as is some of the other companies. From an acquisition perspective, we continue to see the same groups that have been out there.
Campus Apartments and of course everyone knows that they’re in alliance with the government of Singapore and the funding they have. FirstWorthing has a new capital partner and are actively out there and from we understand the brokers’ we’re talking about the activities are kicking back up again in terms of the packages on the street and the interests there.
     Jordan Sadler - KeyBanc Capital Markets — Analyst
     Would you say you guys were the high bidder on this portfolio and was this a very competitive process based on price?
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     As far as what the process that GCT went through we can’t speak to that. We do know that this portfolio has been very actively pursued but remember that execution risks the ability to take down a portfolio like this is limited to very few players. GCT strategically evaluated not only price but ability to execute and ended up thinking that we were the best value transaction. As to whether or not there were bids higher or lower or otherwise we’re not privy to that.
     Jordan Sadler - KeyBanc Capital Markets — Analyst
     And then lastly. Just what do you think asset sale volume might look like outside of what’s already teed up in the rest of 2008 or is the rest of the plan for these assets plays out?
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     You know part of what we have to do Jordan and again we’re in the middle of leasing and so as we’ve talked about ongoing and student housing every September the bar valuation gets reset and so it’s a strategic time to analyze what is the value of what we have in place in all of our assets including our own is with the completion of that lease up in August and making valuation decisions on an asset-by-asset basis and determining what is the opportune time in each.

     Jordan Sadler - KeyBanc Capital Markets — Analyst
     Fair enough. Thanks, guys.
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     Thanks, Jordan.
Operator
     And your next question comes from the line of Anthony Paolone of JPMorgan. You may proceed.
     Anthony Paolone - JPMorgan — Analyst
     Thank you. Can we spend a minute on the yield and just tie that into 2009 accretion of the $0.10 to $0.20 that you laid out? If I look at what you pare this thing back to, it’s about $1 billion and you’ve got a nominal cap rate of 7.1% and look at your debt costs that you’re assuming. It seems like the debt is in the mid-5’s and given the multiple in your stock it seems like that is 6% or so or less yield as well. I’m just trying to get a sense as to that would equate to it seems like more than $0.20 a share of accretion, so what are the offsets especially when you consider the added management income?
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     I want to make sure we answer the question accurately. There’s a couple of things to consider is in the transaction value. You’ve got the 19 existing management contracts which were purchased and that that nominal cap rate is just based upon the real estate value. We don’t want to give any breakdowns as to the specifics of the other assets that were purchased and then as far as what that’s concerned the rest of it. There are aspects of the transaction which could change regarding the disposition assets and otherwise so we wanted to make sure that we didn’t get too specific at it on this point until things begin to clarify.
     Anthony Paolone - JPMorgan — Analyst
     What about G&A? Like how much G&A do you think you have to bring over to ACC?
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     Go through that also. One point is the debt would be mark-to-market as well.
     Anthony Paolone - JPMorgan — Analyst
     Okay.
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     So just keep that in mind when you’re going through your evaluations. As far as G&A is concerned, we estimate — it depends on how you look at it. We estimate that the total G&A for GCT to be around $23 million to $24 million. Got to remember that that’s including an allocation of their property costs — corporate property costs on an apples-to-apples basis.

If we strip out approximately $8 million in costs related to military housing it’s going to leave us with $15 million to $16 million for G&A that their spending associated with student housing business. We estimate $6 million to $8 million in savings. That takes us down to what we believe our pro forma estimated costs would be which is — we think that our historical cost structure at the property level of 2.5% is adequate and then we’ve got an additional $3.5 million in corporate G&A for a total of $8 million moving forward. So that’s the breakdown. Is that what you were looking for?
     Anthony Paolone - JPMorgan — Analyst
     Yes. That’s pretty helpful. What about in terms of capital needs in the portfolio over the next couple of years as you bring up the occupancy and what not?
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     You know, Tony, this is one thing we’ve been very pleased with in the properties that we have visited in that GMH has been actively investing capital in these assets and doing a very good job in that regard. We will intend as we’re moving forward and especially from a marketing perspective to upgrade where it need be where we think we can enhance value on a value play basis.
     Anthony Paolone - JPMorgan — Analyst
     Okay. And GCT had some “focused” properties. Are those assets that you intend to keep wholly-owned or are those getting sold off or being put into joint ventures? How are you treating those?
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     The portfolio that we’re referring to is the disposition assets that were in the press release is the portfolio that’s being marketed right now and so those are the disposition assets. As far as the focus assets we’ve valued based on in place income all the assets in the 39 wholly-owned and as far as moving forward as to which ones are in which buckets I’m not sure.
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     The majority though are the same.
     Anthony Paolone - JPMorgan — Analyst
     Okay. And then finally just on that — on marking that debt to market on that point. Can you give us a sense of as to what if you had to go out and obtain mortgage financing to about the same level that you are assuming in this deal like what would that cost and how difficult would that have been?
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     In terms of — I want to speak to two different things. As far as spread is concerned, approximately high 5%, 6% on an all end for fixed-rate mortgage debt. We’re seeing lenders being very active in terms of being able to find mortgage rate loans. The spreads are a little bit higher but rates have come down. The real issue is loan to value. This is one of the things handicapping buyers coming in because they’re not able to bring in their IRR’s through additional leverage.

This transaction as far as being able to accomplish something like this obviously, there’s a lot of assets in the portfolio that are very highly levered so that wouldn’t be able to accomplish that. But as far as the rate is concerned it’s — once again there’s a lot of lenders out there that are very active Fannie and Freddie.
     Anthony Paolone - JPMorgan — Analyst
     So, just to make sure I understand this. It sounds like given the debt that’s it place it seems like that’s about maybe 50 bits better than what you’d be able to get if you had to go out there and do it today and maybe the LTV’s on a lot of the assets are a little bit better than what you might be able to achieve. Is that fair?
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     Well, it depends on the definition of better on LTV, but in terms of the LTV’s are higher than what you could probably accomplish on a lot of the assets. Now there are some assets that have performed extremely well where that’s not the case and in terms of the debt, yes. The weighted average on the in place debt is about 50 basis points better than the current market.
     Anthony Paolone - JPMorgan — Analyst
     Okay, great. Thanks and congratulations.
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     Thank you, Tony.
Operator
     And your next question comes from the line of Alex Goldfarb of UBS. You may proceed.
     Alex Goldfarb - UBS — Analyst
     Good afternoon. I just want to go through just some of the background on that. You talked about a number of stretched or stretched people who are in the business who got in and maybe who are having some trouble. Clearly, there’s a valuation discount between you guys and your two public peers. What made you decide that GCT was the right set for ACC and if that would really solve your strategic reasons that you were trying to sell for?
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     It was several things. One, from asset quality perspective we’ve always felt that there was a significant portion of GCT’s portfolio that was fully consistent with our investment criteria and so we felt from a physical plant perspective it was an attractive offer. We also felt that it was a company that had good human resource, but needed functional support and supervision to really unlock the value and so those two things combined made it an ideal candidate for us.
The other thing that we liked again was the scale of it. Which you know scale is attractive to us. Right now when you look at American Campus and our own development pipeline, one of the most attractive stories of the company is our own pipeline as a percent of our total enterprise value. It also other people view as one of the riskiest and so this gives us an opportunity also to provide the Company with scale and a little more stability as we pursue the on-campus business. Strategic plans such as thinking about getting a corporate rating. Things of that nature. We could have never thought out with an enterprise value as small as it was in our development pipeline as well. So this gives us opportunities on several fronts.
     Alex Goldfarb - UBS — Analyst
     Okay. So does this mean that you didn’t take a look at some of the other public companies?
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     We can’t talk about what we have or haven’t [discussed] yet.
     Alex Goldfarb - UBS — Analyst
     Okay. And then getting to your stock price and where the deal is done. A few weeks ago or earlier this year you guys were trading more towards $26. Would you have done this deal with your stock price where it was then and would you have structured any differently?
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     We’ve looked at this transaction on an all end basis and we’ve always evaluated the NAV of the stock whether it’s for acquisition purpose in terms of issuing OP units or a public stock offering and so that’s always a consideration. So the impact of the stock price consideration and the transaction is a part of what’s evaluated in terms of looking at overall value on what we’re acquiring.
     Alex Goldfarb - UBS — Analyst
     Okay. And then are there any success bonuses that you guys are anticipating paying if there’s a successful integration of this portfolio?
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     We actually Alex have an in place incentive program for all of our field employees or general managers rather that is based off the financial incentives that make up the success of the company such as FFOM, growth and NOI growth and so we will roll this into our existing model how we compensate and motivate employees.
     Alex Goldfarb - UBS — Analyst
     Is that part of them —
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     One other thing I want to point out Alex also is we also pay our investment people not based on volume, but how portfolios perform to how they were [performing].

     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     Alex, were you referring to ongoing or part of that success in terms of closing costs for GCT?
     Alex Goldfarb - UBS — Analyst
     No. Just in terms of — I’m sure you guys have internal hurdles for —
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     Got you, okay. Good.
     Alex Goldfarb - UBS — Analyst
     Okay and is that in the $0.10 to $0.20?
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     Yes.
     Alex Goldfarb - UBS — Analyst
     Okay those fees are. Okay. And just a final thing, this goes back to your leverage. Given that you guys are a developer and 50% would seem high even for — especially for a developer. Wouldn’t you want to bring the leverage back down to something down in the 30’s?
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     Well one of the things to look at is if you take a look at the amount of fixed-rate debt that’s there which we talked about a minute ago. Tony pointed out as attractive debt. It’s going to be difficult given the amount of fixed-rate debt without additional growth to get back down into the 30% without having to defease good debt. So 30’s is not necessarily a possibility but when you look at the scale and in relationship to the development pipeline, we don’t necessarily need to go that far down to be able to handle it from a growth perspective.
     Alex Goldfarb - UBS — Analyst
     Thank you.
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     Thank you.
Operator
     And your next question comes from the line of Matt Demchyk of Urdang. You may proceed.

     Matt Demchyk - Urdang Securities Management — Analyst
     Good afternoon.
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     Hey, Matt. How are you doing?
     Matt Demchyk - Urdang Securities Management — Analyst
     Doing well. I’m curious if you could take any asset integration steps pre-closing?
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     We have done a great deal of planning from a pre-close perspective and the most important thing as it relates to integrating this asset — these assets are to maintain the stability of operations through the 2008 lease up in term and so the last thing that we want to do is come in and day one try to implement all of our systems and take the field staff focus off of leasing the beds and preparing for the term and so the plan that we’ve put in place is to keep all that existing infrastructure in place again as we’ve talked about putting our corporate support over it and then we will move to an orderly transition of system integration based upon the cycle of the academic year.
We have 120-day taskforce team outside of the operations folks so they’re not distracted that we’ll work on getting LAMS set up and all the market studies and the product positioning and strategic plans ready to implement the fall lease up and after the property is in LAMS then we’ll integrate it into the other systems from there. So we’re taking a minimal disruption, orderly transitional approach to everything that we’re doing to make sure that we never disrupt the value creation in the process.
     Matt Demchyk - Urdang Securities Management — Analyst
     Okay. And I’m also curious. It looks like after the transaction Gary Holloway is going to have about or over 7% of the combined Company. I’m just curious if he’s going to have any influence on the Company or might have the potential of getting a seat on the board?
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     Let us check that number for you. I think it’s closer to 3%, but we’ll confirm that — yes, it’s 3%.
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     Remember the portion of his consideration that he’s getting is a combination of cash and OP units for stock right and so the calculation on that he ends at a post-transaction with about 3%.
     Matt Demchyk - Urdang Securities Management — Analyst
     Okay.

     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     And Joe Macchione, Executive Vice President and General Counsel from GCT will be joining our board and we’re very excited to have Joe on. We think he brings a lot to offer.
     Matt Demchyk - Urdang Securities Management — Analyst
     And is that probably going to limit of the GCT’s executive boards influence on the combined company then?
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     Could you repeat that question?
     Matt Demchyk - Urdang Securities Management — Analyst
     I guess I’m asking is Gary Holloway then going to be involved at all or is Macchione going to be the extent of your involvement?
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     Joe is the extent.
     Matt Demchyk - Urdang Securities Management — Analyst
     Okay. And I’m also curious what happens if the Balfour deal isn’t approved by either military or government regulators? Are you on the line? Are you on the hook? What happens there?
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     At this point in time that’s an out for us in the transaction.
     Matt Demchyk - Urdang Securities Management — Analyst
     Okay.
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     For that specific issue.
     Matt Demchyk - Urdang Securities Management — Analyst
     Okay. And I’m also curious. At the beginning of the call there’s a statement made that you are purchasing GCT’s student housing platform. I’m just curious. In the way you were thinking about this are you paying for a platform or are you just paying for the assets?

     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     Well we valued the transaction based upon the assets. We’ve got to be careful how we answer that question. We’re purchasing the platform from a legal perspective in terms that we are buying the entire GCT structure and then implementing a series of steps for — in order to count those transaction for tax purposes et cetera including spin out of the military TRS or actually the parent TRS so the platform is in place. As far as what was valued, we have not valued any of the staff or corporate overhead that comes with it. We’ve only valued the incremental impact on us moving forward which is independent of the platform.
     Matt Demchyk - Urdang Securities Management — Analyst
     All right. And I guess you also mentioned compression cap rates into the high 5’s and low 6’s in the student housing marketplace. Is there a nominal or an economic number?
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     Fully loaded economic.
     Matt Demchyk - Urdang Securities Management — Analyst
     Okay. And so this compares favorably for that number?
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     Yes. We believe so.
     Matt Demchyk - Urdang Securities Management — Analyst
     Okay. And what’s the risk that the 10 disposition assets don’t get the minimum expected price that you use for your calculations?
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     The process that GCT has which has been ongoing is to market and sell those assets and they’ve received a number of bids on them. Don’t want to get into any of the specifics of value because they’re on the market right now but one of the things that’s there is that being able to sell them could allow them to be able to distribute at no cost to us. Basically, the difference between our pricing and what they sell them for as additional money for their shareholders.
So as far as that’s concerned that’s the process that they’ve got offers in. They would have to execute — negotiate execute and close on the transactions either one, some or all of them prior to the closing which is highly possible. This is part of the negotiations with them that we’re both on the same page.
It’s to the benefit of their shareholders and to them to sell those assets. We believe from a value perspective at what they probably would sell at we didn’t necessarily want to buy them at that price but subsequent to that they’ve got offers that have come in and so they’re going to have the right to sell those assets so we believe it’s probable that they will dispose of most or all of those assets.

     Matt Demchyk - Urdang Securities Management — Analyst
     Okay. And are you able to give up the loan terms on the KeyBanc term loan?
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     At this point in time — one second. The terms on the KeyBanc loan are roughly consistent to the high-end of our revolver. It’s expanded obviously with the credit crisis. I believe — I believe they look at the average all in rate depending on the leverage of the borrowing base portfolio in the low to mid-200’s.
     Matt Demchyk - Urdang Securities Management — Analyst
     Okay.
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     Now we’ve not yet filed that document is why we’re hesitant to put all the terms out there.
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     It’s a three year loan.
     Matt Demchyk - Urdang Securities Management — Analyst
     Okay. And lastly, I’m curious, on the structure of the third-party management contract. Is that the same as what you have in place for the most part and can you capture any upside for occupancy gains beyond revenue increases? Do you get any other types of participation?
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     In the third-party and they have some excellent clients. They have a very large portfolio with University of Central Florida on a third-party basis where we operate and know the market well. They work their directive for the university foundation which is someone we’d very much like to have as a client and so their third-party properties offer good income. They are consistent from a contract perspective, but also they offer some relationship issues which again can lead to excellent business opportunity in our other segments.
     Matt Demchyk - Urdang Securities Management — Analyst
     Okay. Thanks a lot.
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     Thank you.

Operator
     And your next question comes from the line of Christeen Kim of Deutsche Bank. You may proceed.
     Christeen Kim - Deutsche Bank — Analyst
     I’m all set, thanks.
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     Hi, Christeen.
     Christeen Kim - Deutsche Bank — Analyst
     Hi.
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     We can go to the next caller.
Operator
     And your next question comes from the line of William Acheson of Merrill Lynch. You may proceed.
     William Acheson - Merrill Lynch — Analyst
     Thank you. I was just trying to parse out between the funds you get from the Fidelity joint venture and then the disposition assets. The total value of the JV is $326 million and you’re getting back $105 million. Does that mean that Fidelity’s share is $220 million?
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     Now when you look at the equity funds contributed by the Fidelity joint venture. Bill, turn to Page 8 of the presentation; Transaction Overview.
     William Acheson - Merrill Lynch — Analyst
     Right.
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     That’s the funds that are contributed from the joint venture. Part of the transaction costs in the joint venture itself is the defeasance of several loans and then we would lever up those loans to 75% to 80% of value and those would be added as part of it.

     William Acheson - Merrill Lynch — Analyst
     Okay. And you haven’t worked that out precisely?
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     No. That’s worked out it just that all we’re disclosing at this time as far as the joint venture is concerned is the 100 — is the $105 million.
     William Acheson - Merrill Lynch — Analyst
     Okay, okay. I assume you can’t speak to the average miles for campus for any of the joint venture properties or the sale properties just to get a feel for the quality?
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     No. At this point, Bill we focused on the wholly-owned — the one thing we’ll say that the opportunity for NAV appreciation through improving operations flows consistent through all categories.
     William Acheson - Merrill Lynch — Analyst
     Okay. I — I mean also I mean you made the comments that there’s kind of little you can do for the ‘08, ‘09 academic year for the properties but we do have an awful of time left until September and I can appreciate that you’re going to take your time and you don’t want to be disruptive but are you perhaps being a little conservative?
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     You know — we’re — let me say this. We’re not going to be disruptive but make no mistake. The day this transaction closes we’re going to be doing everything we can to put a head on a bed and so we will be working hand-in-hand with GCT throughout this transaction but we’ll do everything we can to impact ‘08. The reality is, again going back to the presentation.
So much of our approach starts with the strategic product positioning and pricing that you begin the leasing season with and that’s just something you don’t have an opportunity to do. You’re inherently picking up the plan they currently have in place and making the most of it at that point in time.
     William Acheson - Merrill Lynch — Analyst
     Okay. And then in terms of the NOI used to get to your 7.1% nominal cap. Did you use the term trailing or in place?
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     Well the way that the portfolio was valued and then the assumption on the moving forward NOI is basically flat so in essence our historical cap rate on an LTM basis is equivalent to what our projected forward cap rate is. With that, we’ve assumed a modest increase in NOI moving into 2008-2009.

     William Acheson - Merrill Lynch — Analyst
     Okay, okay. Thank you. Congratulations.
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     Thank you, Bill.
     William Acheson - Merrill Lynch — Analyst
     Wait. One more question.
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     You’ve got it.
     William Acheson - Merrill Lynch — Analyst
     I assumed since the exchange ratio is so small that there are no callers on the price.
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     No. This is a fixed exchange ratio.
     William Acheson - Merrill Lynch — Analyst
     Okay. Thank you.
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     Thank you.
Operator
     And your next question comes from the line of Richard Paoli of ABP Investments. You may proceed.
     Richard Paoli - ABP Investments — Analyst
     Hey, guys.
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     How you doing Rich?

     Richard Paoli - ABP Investments — Analyst
     Okay. I appreciate the depth of the overview that you guys provided. One — I guess question a little more detail on the markets. How many markets do you have direct overlap with? You mentioned there are 14 states. How many are you competing head-to-head with GCP on and maybe you could give a little color on what occupancy in those head-to-head and rent rates in those head-to-head markets are?
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     Rich, there are very few circumstances. It’s a handful. It’s only six to eight that we currently operate in on a like basis and so again one of the things that attracted to us is the geographic dispersion of these assets as it relates to entering the new markets but yet being located geographically in the same states to where it’s not a stretch to us for operation.
Do not have the information in front of me to answer your second question as it relates to where we are head-to-head in terms of the right comparison. Perhaps that’s something we could do the research on and talk about on our earnings call in a couple of weeks if you ask the question again.
     Richard Paoli - ABP Investments — Analyst
     Okay. And then just the follow-up question to — somebody was asking about the JV. Do you guys have the opportunity to earn — promote on those joint ventures or I guess the fund with Fidelity or AEW. How does that work?
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     Yes. We’re pleased with the new joint venture with Fidelity and the terms of the joint venture are almost identical to the existing terms on the exiting joint venture. Obviously, there’s a lot of things that had to change just because the differences in the structure, but the terms are roughly identical and it’s basically — it’s a pari passu interest up to a 10 and then promotes begin over the 10 with a 4% management fee.
     Richard Paoli - ABP Investments — Analyst
     That’s after leverage or before leverage?
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     That’s after leverage.
     Richard Paoli - ABP Investments — Analyst
     Okay. Great. And one last question. ‘08 guidance. Irrespective or putting the merger aside are you going to give a — are you going to give any guidance maybe not now but on the earnings call?
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     At this point in time we’re evaluating that and the status of that transaction. We’ll make that decision just moving into the call here in about three weeks.

     Richard Paoli - ABP Investments — Analyst
     Okay. Thank you.
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     Thanks, Rich.
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     Thanks, Rich.
Operator
     (OPERATOR INSTRUCTIONS). And your next question comes from the line of Bill Hutcheson of Citi. You may proceed.
     Bill Hutcheson - Citigroup — Analyst
     Hey, guys. Quick question on the disposition assets. If by chance something were to occur where they don’t get those done before the close do you have the right to take them back at a certain price or what happens if they don’t get those deals done?
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     We — then essence when you look at the total value consideration at the $1.4 billion those are valued at our price and so to the extent that they sell them above that then we start to move towards what the post-steps pricing so that’s the structure.
     Bill Hutcheson - Citigroup — Analyst
     Okay.
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     Does that answer your question?
     Bill Hutcheson - Citigroup — Analyst
     If by chance they don’t sell the assets do you have the right to take them back if you want to?
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     In essence the transaction is being structured as if we’re taking them—

     Bill Hutcheson - Citigroup — Analyst
     Got it.
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     And then GCT is using good faith efforts to sell them so the only way we end up with them unless they sell them.
     Bill Hutcheson - Citigroup — Analyst
     Okay. And then the 39 assets that are going to stay in the portfolio are there any that have extensive sort of rehab that needs to be done? Any type of offline stuff that occurs or over the summer they’re going to be shut doing remodeling and that stuff?
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     No, Bill and the thing we’ve been very pleased with is the level of capital investment that has taken place in this portfolio and we talked about the type of rehab we may — for example I brought up Lubbock. That 625,000 was they had two clubhouses. We made one an academically oriented clubhouse. Turned the other one into the largest fitness center in the marketplace. Painted the community to new vibrant colors. Aesthetic upgrade curb appeal. We think that there’s those types of opportunities which can have an immediate pay back on marketing and leasing.
     Bill Hutcheson - Citigroup — Analyst
     Great. Thank you.
     Brian Nickel - American Campus Communities, Inc. — EVP, Chief Investment Officer
     Thank you. You bet Bill.
Operator
     Ladies and gentlemen. This concludes the time we have for question and answers and I would now like to turn the presentation back over to Mr. William Bayless for closing remarks.
     Bill Bayless - American Campus Communities, Inc. — President, CEO
     Thank you. We’d like to thank all of you for joining us. We’d also like to publicly thank Gary Holloway and Joe Macchione for their hard work in working with us to get this transaction at this point. We’re also very excited to have the 1,000 plus GCT employees join us in the ACC family and that we truly believe the two platforms together with our operating platform will provide a great opportunity to create NAV.
The other thing that we’d like to say is that we truly believe that this transaction strategically helps enhance all other areas of our business including ACE and with that we’ll look forward to talking with you in a couple of weeks on our earnings call when we can report our progress in those other areas. Thank you much.
Operator
     Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect.